Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-1486620 of our report dated March 7, 2008 (March 20, 2008 as to the sixth paragraph of Note 13), relating to the financial statements of LogMeIn, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007 and Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, effective January 1, 2006) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

April 25, 2008